UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Redwire Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75776W 103
(CUSIP Number)

Bain Capital Credit Member, LLC
200 Clarendon Street
Boston, MA 02116
617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75776W 103

1	Names of reporting persons Bain Capital Credit Member, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 16,393,442* shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 16,393,442* shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 16,393,442* shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.4%**
14	Type of reporting person OO

CUSIP No. 75776W 103

1	Names of reporting persons BCC Redwire Aggregator, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 16,393,442* shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 16,393,442* shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 16,393,442* shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.4%**
14	Type of reporting person PN

*The shares of common stock of Redwire Corporation, par value $0.0001 per share (the “Common Stock”) shown in Item 11 of each cover page above are initially issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock of Redwire Corporation, par value $0.0001 per share. BCC Redwire Aggregator, L.P. is the record owner of these shares of Series A Convertible Preferred Stock.

** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 63,852,690 as of October 28, 2022, as confirmed in writing by Redwire Corporation to BCC Redwire Aggregator, L.P.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock of Redwire Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 8226 Philips Highway, Suite 101, Jacksonville, FL 32256.

Item 2. Identity and Background

(a)	This schedule 13D is being filed jointly by Bain Capital Credit Member, LLC and BCC Redwire Aggregator, L.P. (together, the “Reporting Persons”).

BCC Redwire Aggregator, L.P., a Delaware limited partnership (“BCCR”), is the beneficial owner of the shares of Common Stock shown on Item 11 of its respective cover page. These shares are currently issuable upon conversion of the shares of Series A Convertible Preferred Stock of the Issuer, par value $0.0001 per share, (the “Convertible Preferred Stock”) of which BCCR is the record owner. Bain Capital Credit Member, LLC, a Delaware limited liability company (“ BCCM”), is the general partner of BCCR. As a result of the relationships described in this statement, BCCM may be deemed to possess indirect beneficial ownership of the shares of Common Stock held by BCCR. BCCM disclaims indirect beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest in such shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 10, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	The principal business address for each of the Reporting Persons is 200 Clarendon Street, Boston, Massachusetts 02116.

(c)	Each of the Reporting Persons is principally engaged in the business of investment in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On October 28, 2022, the Issuer and BCCR entered into an Investment Agreement (the “Investment Agreement”).

Pursuant to the terms of the Investment Agreement, on November 3, 2022 (the “Closing Date”), the Issuer issued, sold and delivered to BCCR 40,000 shares of Convertible Preferred Stock for $1,000 per share and an aggregate purchase price of $40,000,000 (the “Closing”). On November 3, 2022, pursuant to a transfer agreement (the “Transfer Agreement”) among BCCR, AE Industrial Partners, Fund II LP, a Delaware limited partnership (“AE Fund II LP”), AE Industrial Partners Structured Solutions I, LP, a Delaware limited partnership (“AE Solutions I” and, together with AE Fund II LP, the “AE Sellers”) and the Issuer, BCCR also purchased 10,000 shares of Convertible Preferred Stock for $1,000 per share and an aggregate purchase price of $10,000,000 from the AE Sellers.. The AE Sellers are affiliated with AE Red Holdings, LLC. The AE Sellers purchased 40,000 shares of Convertible Preferred Stock from the Issuer on October 28, 2022, subject to an obligation to sell 10,000 of such shares to BCCR for $1,000 per share pursuant to the Transfer Agreement.

References to and the description of the Investment Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is incorporated by reference as set forth under Exhibit B and is incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer with the right to representation on the board of directors of the Issuer (the “Board”), the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons will review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and restrictions set forth in the Investment Agreement, the Reporting Persons may from time to time: (i) acquire additional securities of the Issuer; (ii) convert their shares of Convertible Preferred Stock into shares of Common Stock; (iii) sell or otherwise dispose of some or all of their securities of the Issuer, (iv) engage in any hedging or similar transactions with respect to the Common Stock or other securities of the Issuer; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons and/or their respective portfolio companies; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons and/or their respective portfolio companies; and (vi) enter into strategic or other transactions involving the Issuer, its assets or securities or its subsidiaries or their assets and the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time consider plans or proposals that would relate to, or would result in, the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D and, in connection therewith, may discuss, evaluate and/or pursue such plans or proposals with its advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 63,852,690 shares of Common Stock outstanding as of the Closing on October 28, 2022, as confirmed in writing by the Issuer to BCCR.

As of November 3, 2022, BCCR held 50,000 shares of Convertible Preferred Stock. Pursuant to the terms of the Certificate of Designation (as defined below), as of November 3, 2022, such shares were convertible into 16,393,442 shares of Common Stock, at the sole discretion of BCCR. Accordingly, pursuant to Rule 13d-3 of the Act, BCCR may be deemed to beneficially own 16,393,442 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 16,393,442 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.

(c)	Except as otherwise described in this Item 5, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Series A Convertible Preferred Stock

The terms, rights, obligations and preferences of the Convertible Preferred Stock are set forth in the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022 (the “Certificate of Designation”).

References to and the description of the Statement with Certificate of Designation set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designation, which is incorporated by reference as set forth under Exhibit C and is incorporated by reference herein.

Ranking and Dividend Rights

The Convertible Preferred Stock ranks senior to the Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. The Convertible Preferred Stock has an initial value of $1,000 per share (the “Initial Value”). Dividends on the Convertible Preferred Stock can be paid in either cash or in kind in the form of additional shares of Convertible Preferred Stock (such payment in kind, “PIK”), at the option of the Issuer , provided that, following the date that is seven years and six months after the date the Convertible Preferred Stock is initially issued, all dividends will be paid in cash. Holders of the Convertible Preferred Stock (the “Holders”) will be entitled to (i) a cumulative cash dividend, if the Issuer issues dividends in cash, at a rate of 13% per annum, provided that such rate shall be increased (a) if the Issuer fails to get the Requisite Stockholder Approval prior to April 15, 2023 (which such approval was obtained on October 27, 2022); (b) following the date that is seven years and six months after the date the Convertible Preferred Stock is initially issued; or (c) upon certain events of noncompliance, or (ii) a cumulative dividend, if the Issuer issues PIK dividends, at a rate of 15% per annum, which shall be increased upon certain events of noncompliance. Any PIK dividend rate above 15% per annum will be paid in cash.

Liquidation Preference

Upon a liquidation, dissolution or winding up of the Issuer, each share of Convertible Preferred Stock will be entitled to receive an amount in cash per share equal to the greater of (a) the greater of (i) two times the Initial Value and (ii) the sum of the Initial Value plus all accrued and unpaid dividends on such share of Convertible Preferred Stock (such sum, the “Accrued Value”) as of the date of such liquidation, dissolution or winding up and (b) the amount that a Holder of Convertible Preferred Stock would have received with respect to such share of Convertible Preferred Stock if all shares of Convertible Preferred Stock had been converted (regardless of whether they were actually converted and without regard to any limitations on convertibility or as to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting such conversion) into shares of Common Stock (the greater of (a) and (b), the “Liquidation Preference”).

Conversion

Each Holder will have the right, at its option, to convert its Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at an initial conversion price equal to $3.05 per share (the “Conversion Price”). The Conversion Price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events.

Voting

Each share of Convertible Preferred Stock is entitled to vote on an as-converted basis on any matter presented to the holders of Common Stock. The AE Sellers’ percentage of voting power does not include any shares of Convertible Preferred Stock that would, when converted into Common Stock, result in an issuance at a price below the minimum price described in the Certificate of Designation of an amount of shares of Common Stock up to 1% of the number of the total Common Stock outstanding as of the initial issue date of the Convertible Preferred Stock in accordance with Section 312.03(b)(i) of the NYSE Listing Company Manual.

As long as BCCR (together with its affiliated transferees) continues to own a specified percentage of its originally issued shares of Convertible Preferred Stock, it will have consent rights over certain actions by the Issuer and its subsidiaries as set forth in the Certificate of Designation.

Mandatory Conversion

So long as certain liquidity conditions are met, the Convertible Preferred Stock will convert automatically to Common Stock if (i) the Issuer’s market capitalization exceeds $600.0 million for at least twenty (20) trading days during the preceding thirty (30) consecutive trading days, (ii) the Issuer’s trailing twelve (12) months’ Adjusted EBITDA (calculated in the same manner as the presentation of “Adjusted EBITDA” in the Issuer’s most recent earnings release filed with the SEC) exceeds $35.0 million, and (iii) the daily VWAP (as defined in the Certificate of Designation) of the Common Stock exceeds two (2) times the Conversion Price for at least twenty (20) trading days during the preceding thirty (30) consecutive trading days.

Fundamental Change

The Issuer will be deemed to have undergone a fundamental change (a “Fundamental Change”) if any of the following occurs: (a) a person other than the AE Sellers acquires more than 50% of the voting power of the Common Stock, (b) the AE Sellers acquire more than 70% of the voting power of the Common Stock, (c) any recapitalization, reclassification or change of the Common Stock; (d) any share exchange, consolidation or merger of the Issuer pursuant to which the Common Stock will be converted into cash, securities or other property or assets, (e) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, or (f) the Common Stock ceases to be listed on either the New York Stock Exchange, the Nasdaq Global Select Market or The Nasdaq Global Market. Upon a Fundamental Change, the Holders shall be entitled to an amount of cash equal to the greater of (a) (i) 100% of the applicable Accrued Value as of the Fundamental Change repurchase date plus (ii) if prior to the 5 year anniversary of the date the Convertible Preferred Stock was initially issued, the aggregate amount of all dividends that would have been paid in respect of an outstanding share of such series of the Convertible Preferred Stock from the Fundamental Change repurchase date through the fifth anniversary of the initial issue date of the Convertible Preferred Stock and (b) the amount that such Holder would have received in such Fundamental Change with respect to such share of Convertible Preferred Stock if all shares of Convertible Preferred Stock had been converted (regardless of whether they were actually converted and without regard to any limitations on convertibility or as to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting such conversion) into shares of Common Stock on the business day immediately prior to the effective date of the relevant Fundamental Change. In certain circumstances described in the Certificate of Designation, a portion of the consideration for the Fundamental Change repurchase price may be able to be delivered in securities of the relevant acquirer.

Investment Agreement

References to and the description of the Investment Agreement set forth below in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is incorporated by reference as set forth under Exhibit B and is incorporated by reference herein.

Bain Director and Nominees

Within 30 days following the Closing Date, for so long as BCCR (together with its affiliated transferees) have record and beneficial ownership of 50% of the shares of Convertible Preferred Stock issued to it at the time of the Closing and/or shares of Common Stock issued upon conversion thereof (the “50% Beneficial Ownership Requirement”), BCCR will have the right to designate one member to the Board. BCCR plans to exercise that right.

Restrictions on Transfer

BCCR (and certain of its affiliates) may not transfer any shares of Convertible Preferred Stock or Common Stock issued upon conversion thereof (together, the “Securities”) to any unaffiliated person for twelve (12) months following the Closing Date, except to the AE Sellers and other institutional investors reasonably acceptable to the Issuer. BCCR may also transfer Securities as detailed in the Investment Agreement, including (i) pursuant to an underwritten public offering, (ii) pursuant to a tender or exchange offer or merger, consolidation, recapitalization or other business combination, acquisition of assets or similar transaction involving the Issuer, or upon the occurrence of a Fundamental Change (as defined in the Certificate of Designation); (iii) following commencement by the Issuer of voluntary or involuntary bankruptcy proceeding; (iv) sales in any securities market on which the Common Stock is then listed or admitted for trading, subject to certain exceptions, and (v) transfers to which the Board consents.

Preemptive Rights

For so long as BCCR (together with its affiliated transferees) has record and beneficial ownership of 25% of the shares of Convertible Preferred Stock issued to it at the time of the Closing and/or shares of Common Stock issued upon conversion thereof, the Issuer must provide BCCR with written notice of any equity issuance, apart from certain excluded issuances, and must offer to sell the equity on its terms to BCCR in proportion to its ownership of the Securities.

Related Party Transactions

Pursuant to the Investment Agreement, the Issuer cannot enter into related party transactions with its affiliates unless (a) the transaction is on terms as fair and reasonable as would be obtained in a comparable arm’s length transaction with a person that is not an affiliate, or related person with respect to, the Issuer and (B) the transaction is approved by the audit committee of the Issuer’s Board of disinterested directors of the Board, independent from such affiliate or related person.

Appointment Right

From and after the seventh anniversary of the Closing Date, for so long as the 50% Beneficial Ownership Requirement is met, BCCR has the right to cause the Issuer to retain an investment banker to identify and advise the Issuer regarding opportunities for a company sale and participate on Issuer’s behalf in negotiations for, and to assist the Issuer in conducting, such company sale.

Standstill

For a period of twelve (12) months following the closing date in the applicable Investment Agreement, BCCR and its controlled affiliates are subject to certain customary standstill restrictions, including prohibitions on (i) acquiring securities or assets of the Issuer, (ii) effecting a tender offer, merger or acquisition of the Issuer and (iii) soliciting proxies or seeking a director/management change in the Issuer. These standstill restrictions are subject to customary exceptions.

Registration Rights Agreement

BCCR and the AE Sellers have certain rights with respect to the registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), including shelf registration rights, “piggyback” registration rights and demand registration rights, pursuant to a Registration Rights Agreement, dated October 28, 2022, among the Issuer, BCCR and the AE Sellers (the “Registration Rights Agreement”).

References to and the description of the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as set forth under Exhibit D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Investment Agreement (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2022)

Exhibit C	Certificate of Designation (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2022)

Exhibit D	Registration Rights Agreement (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 2, 2022)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 10, 2022

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Managing Director and General Counsel

BCC REDWIRE AGGREGATOR, L.P.

By:	Bain Capital Credit Member, LLC its general partner

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Managing Director and General Counsel